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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of May 24, 2000


                                 CERTICOM CORP.
     ---------------------------------------------------------------------
                (Translation of Registrant's Name Into English)



            5520 Explorer Drive, Mississauga, Ontario L4W 5L1 Canada
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                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                  Form 20-F                      Form 40-F   X
                            -----                          -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                         Yes                        No   X
                             -----                     -----


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):            .)
                                              -----------


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                         CERTICOM CORP.
                                                 ------------------------------
                                                          (Registrant)



Date: May 24, 2000                            By:  /s/ Richard D. Brounstein
                                                 ------------------------------
                                                          (Signature)

                                      [Insert name and title of signing officer]











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                             [LOGO CANADA NEWSWIRE]
                 GIVE US YOUR MESSAGE. WE'LL GIVE YOU THE WORLD.

                                                                 [CERTICOM LOGO]

CERTICOM CORP.
CANADIAN QUOTES FROM TELENIUM
CIC. (TSE)
OTHER SYMBOLS
CERT (NASDAQ)

ATTENTION BUSINESS/TECHNOLOGY EDITORS:
INTEGRA MICRO SYSTEMS PARTNERS WITH CERTICOM TO DELIVER
FIRST SECURE WAP SERVER AND GATEWAY TO INDIA


    Partnership Extends Certicom's Trusted, High Performance
    Security Offerings to India

    WIRELESS AGENDA 2000, AUSTIN, TEX, May 24 /CNW/ - Certicom (Nasdaq: CERT and
TSE: CIC), a leading provider of m-commerce security, and Integra Micro Systems, a leading software development company in India, today announced that Integra has licensed Certicom's WTLS Plus(TM) technology to provide advanced encryption for the Jataayu WAP Server and Gateway. The Jataayu product is India's first WAP server and WAP gateway, which provides secure access to the Internet and supports secure wireless applications for mobile devices, ranging from Internet email and messaging to mobile banking, stock trading and other mobile commerce ("m-commerce") services.

    "Our partnership with Certicom provides us with the critical security element to our WAP implementation. Certicom's efficient WTLS technology best meets the demands of mobile devices and networks, giving us a competitive advantage in earning the business of global carriers and enterprises," said Integra's Raj Kesarimall, Executive Director. "We selected Certicom's WTLS Plus because it offers high performance and trusted security technology to our innovative WAP browser and gateway products, enabling secure transactions over the wireless environment."

    Integra is a leading Indian software development company specializing in the areas of Networking, Imaging, Internet Applications and Appliances and offers products and services for the global markets. The company's Jataayu is a fully WAP compliant Server/Gateway product available on a variety of operating systems and enables WAP devices to access WML content. Integra chose Certicom to provide proven, high performance security ideally suited for WAP implementations in wireless environments.

    "We are very excited to partner with Integra Micro which represents the expansion of our business into India," said Richard Depew, executive vice president, field operations, Certicom. "We believe that the demand for innovative WAP solutions that enable businesses and individuals to securely communicate worldwide continues to explode. Integra represents the extensive technical capabilities of one of the fastest growing countries, as they add Certicom-enhanced WAP products to strengthen their competitiveness in the international wireless arena."

    Certicom's encryption technology provides Jataayu with significant performance and size advantages. The small code size of the WTLS Plus toolkit



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and straightforward interface enables rapid development and seamless integration with Integra's complete WAP development product line.

    About WTLS Plus

    WTLS Plus combines Certicom's ECC, SSL, and embedded platform expertise to offer a highly efficient security solution designed specifically for wireless environments. The toolkit provides for plug-and-play integration, enabling WAP developers to add WTLS functionality rapidly and with confidence to their servers and constrained devices. It reduces cost by substantially shortening development schedules and helps ensure that sensitive applications achieve the highest industry standards for security. Certicom provides both -- client and server -- software required for an interoperable WAP security solution. WTLS Plus is compliant with the WTLS 1.1 specification developed by the WAP Forum.

    About Jataayu

    The Jataayu Family is a complete range of WAP Server/Gateway and Clients aimed at the global market. Jataayu is a highly efficient and portable solution available on a variety of UNIX platforms and Windows NT. The Jataayu WAP Server/Gateway product range caters to the entire spectrum of the market from Personal to Enterprise to Network Operators. The Jataayu Client is a highly portable and is currently available for the Palm OS.

    About Integra Micro Systems

    Integra is a leading software development company based in Bangalore, India popularly known as the "Silicon Valley " Of India. Specializing in the areas of Networking, Imaging, Internet Applications and Appliances, the company has a rich technology background which enables it to provide innovative and quality products and services. With the launch of Jataayu, Integra is well on its way to establish itself as a global supplier of products and solutions for the rapidly growing Wireless Solutions Markets. For more information, visit Integra's Web site at http://www.integramicro.com.

    About Certicom

    Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m-commerce. Major computing and communications companies such as Palm Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

    Certicom and WTLS Plus are registered trademarks of Certicom Corp. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

    Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed


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information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10. %SEDAR:
00003865E


                                      -30-

For further information: please contact: Lorraine Kauffman, Public
Relations, Certicom Corp., (510) 780-5417, lkauffman@certicom.com; Raj Kesarimall, Executive Director, Integra Micro Systems (P) Ltd, 91-80-3449571, rajk@integramicro.com